VIOSOLAR INC.
Kolokotroni 2A, 17563 Paleo Faliro, Athens, Greece

April 7, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporate and Finance
100 F Street NE
Washington, DC  20549-7010

Re:          Viosolar Inc. (the “Company”)
Request to Withdraw Registration Statement on Form S-4/A (RW)
SEC File Number 333-191107

Dear Sirs:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, (the “Securities Act”), the Company hereby requests immediate withdrawal of its Registration Statement on Form S-4/A (File No. 333-191107), which was filed with the Securities and Exchange Commission (the “Commission”) on November 4, 2013, along with any exhibits (the “Registration Statement”).

The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.  The Company is withdrawing the Registration Statement as current management is re-evaluating the Company’s financing options and operations.  The Company confirms that no securities have been, or will be, distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.

We respectfully request that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

If you have any questions or comments relating to this matter, please contact the Company at (708) 357-4891 or fax: +30 210 996 9940.

Yours truly,

VIOSOLAR INC.

Per:           /s/ Rick Walchuk
Rick Walchuk
President